November 27, 1995
The Board of Directors
Prudential IncomeVertible  Fund, Inc.
One Seaport Plaza
New York, New York  10292

Dear Sirs:

          We refer to the filing by Prudential IncomeVertible Fund, Inc., a Maryland corporation (the "Fund"), of a "Rule 24f-2 Notice" pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, in which the Fund reported sales during the fiscal year ended September 29, 1995 of 11,077,612 shares of the Fund's common stock (the "Shares").

          We, as counsel to the Fund, have examined such documents and reviewed such questions of law as we deemed necessary for the purposes of this opinion. As to various questions of fact material to this opinion, we have relied upon a certificate provided by the Treasurer of the Fund. On the basis of such examination and review, we advise you that, in our opinion, the Shares have been legally issued and are fully paid and nonassessable.

We consent to the filing of this opinion together with the Rule 24f-2 Notice referred to above. This consent is not to be construed as an admission that we are a person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                Very truly yours,

                                        /s/ Fulbright & Jaworski L.L.P.
                                         Fulbright & Jaworski L.L.P.